Philip D. Ameen
Senior Vice President and Controller

General Electric Capital Corporation
3135 Easton Turnpike
Fairfield, CT 06828
USA

T 203 373 2458
F 203 373 3005
Via FedEx and EDGAR	pameen@ge.com

April 24, 2006

Mr. Paul Cline
Senior Accountant
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:	General Electric Capital Corporation Form 10-K for Fiscal Year Ended December 31, 2005 Filed March 3, 2006 File No. 1-06461

Dear Mr. Cline:

We are responding to your comment letter dated April 13, 2006, to Keith Sherin, Chief Financial Officer of General Electric Capital Corporation relating to the above document.

For ease of reference, we have repeated the Staff’s comment in bold text preceding our response.

Note 1. Summary of Significant Accounting Policies

Cash and Cash Equivalents, page 42

1.
We note your disclosure on page 26 that your cash is not necessarily freely available for alternative uses. Please tell us and revise future filings to disclose the amount of cash and cash items which are restricted as to withdrawal or usage and disclose the provisions of any restrictions. Refer to Rule 5.02(1) of Regulation S-X.

We do not, as a matter of policy, include restricted cash in our Cash and Cash Equivalents. We supplementally advise the Staff that as of December 31, 2005, we had approximately $1.7 billion of cash and cash items that were restricted as defined by Rule 5.02(1) of Regulation S-X. We classified this cash in the Other Assets line item in our financial statements. To the extent this cash becomes material to the Other Assets financial statement caption, we will add clarifying disclosure in future filings.

Additionally, in future filings, we will clarify our discussion in Management’s Discussion and Analysis to indicate the nature of any significant cash restrictions and the amounts and classification of such restricted cash at the end of each reporting period.

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April 24, 2006	Page 2
Mr. Paul Cline
Senior Accountant

In connection with responding to your comments, we acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For the convenience of the Staff, we provided a copy of this letter to Michael Volley. Should you have any questions regarding this matter, please contact me.

GENERAL ELECTRIC CAPITAL CORPORATION
/s/ Philip D. Ameen
Philip D. Ameen
Senior Vice President and Controller

cc:	J. R. Immelt, Chairman of the Board and Chief Executive Officer, General Electric Company and Chief
Executive Officer, General Electric Capital Corporation
K. S. Sherin, Senior Vice President, Finance and Chief Financial Officer, General Electric Company
M. A. Neal, Chairman, General Electric Capital Corporation
D. A. Warner, III, Chairman, General Electric Company Audit Committee
B. B. Denniston, Senior Vice President and General Counsel, General Electric Company
M. R. McAlevey, Chief Corporate and Securities Counsel; Chairman, Disclosure Committee,
General Electric Company
D. Schmitt, Partner, KPMG